SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NETGAIN DEVELOPMENT, INC
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   154708 101
                   -------------------------------------------
                                 (CUSIP Number)


                                OCTOBER 26, 1999
                   -------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
|X| Rule 13d-1(c)
[ ] Rule 13d-1(d)

                                  SCHEDULE 13G

------------------------------------
CUSIP NO. 154708 101
------------------------------------

----------- -------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            netbreeders.com LLC

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                           (b)

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

----------------------------- --------- ---------------------------------------
                                 5      SOLE VOTING POWER

         NUMBER OF                      3,250,000 (1)
           SHARES
        BENEFICIALLY          -------- ----------------------------------------
          OWNED BY               6     SHARED VOTING POWER
            EACH
         REPORTING                     0
           PERSON
           WITH:              -------- ----------------------------------------
                                 7     SOLE DISPOSITIVE POWER

                                       3,250,000 (1)

                              -------- ----------------------------------------
                                 8     SHARED DISPOSITIVE POWER

                                      0
----------- -------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,250,000 (1)
----------- -------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

----------- -------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            18.3%(2)
----------- -------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
            OO
----------- -------------------------------------------------------------------

                                  SCHEDULE 13G

-----------------------
(1) Includes warrants to purchase 750,000 shares of Common Stock exercisable commencing upon the earlier of the date the Issuer (i) receives $30,000,000 in equity investments or (ii) reports $40,000,000 in shareholders' equity.

(2) Calculated on the basis of 17,020,998 shares of Common Stock outstanding on December 15, 1999.

                               Pages 2 of 5 Pages

ITEM 1(A).        NAME OF ISSUER:

                  NetGain Development, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  152 West 57th Street, 40th Floor
                  New York, New York 10019

ITEM 2(A).        NAME OF PERSON FILING:

                  netbreeders.com LLC

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  417 Fifth Avenue, 8th Floor
                  New York, New York  10019

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  New York

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.0001 par value per share

ITEM 2(E).        CUSIP NUMBER:

                  154708 101

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2
                  (B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

                               Pages 3 of 5 Pages

ITEM 4.    OWNERSHIP:

      Netbreeders.com LLC

     (a)   Amount Beneficially Owned: 3,250,000 SHARES. (1)
                                      -----------------

      (b)  Percent of Class:    18.3% (2)
                                -----

      (c)  Number of shares as to which such person has:

           (i)      Sole power to vote or to direct to vote        3,250,000 (1)
                                                                   ---------

           (ii)     Shared power to vote or to direct the vote       0
                                                                   ---------

           (iii)    Sole power to dispose or to direct the
                    disposition of                                 3,250,000 (1)
                                                                   ---------

           (iv)     Shared power to dispose or to direct
                    disposition of                                   0
                                                                   --------


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not applicable.

-----------------------
(1) Includes warrants to purchase 750,000 shares of Common Stock exercisable commencing upon the earlier of the date the Issuer (i) receives $30,000,000 in equity investments or (ii) reports $40,000,000 in shareholders' equity.

(2) Calculated on the basis of 17,020,998 shares of Common Stock outstanding on December 15, 1999.

                               Pages 4 of 5 Pages

ITEM 10(A). THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TOSS.240.13d-1(b):

             Not applicable.

ITEM 10(B). THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO SS.240.13d-1(c):

             By signing below netbreeders.com LLC certifies, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1999.


                                         NETBREEDERS.COM LLC, a New York
                                         limited liability company



                                         By: /s/ DANIEL PFEFFER
                                         ----------------------
                                         Name: DANIEL PFEFFER
                                         Title: PRESIDENT